February 27, 2015
VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Kevin L. Vaughn

Re:	Thermon Group Holdings, Inc. Form 10-K for the fiscal year ended March 31, 2014
Filed May 30, 2014
(File No. 001-35159)__________
Ladies and Gentlemen:
This letter is submitted with respect to Thermon Group Holdings, Inc. (“Thermon,” the “Company,” “we” or “our”) in response to the comment letter, dated February 13, 2015 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Thermon’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.
Form 10-K for the fiscal year ended March 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures, page 38

1.     We note you are presenting the non-GAAP measure free cash flow per share. Please explain to us why you believe this is a performance measure and not a liquidity measure. Discuss why you have reconciled a performance measure and not a liquidity measure. Discuss why you have reconciled a performance measure to “cash provided by operating activities.” Additionally please explain to us why you believe your presentation of free cash flow per share in your SEC filings is consistent with the guidance of ASR 142 and Item 10(e) of Regulation S-K. Refer to Q&A 102.05 of Compliance and Disclosure Interpretations on non-GAAP Financial Matters available at our website.
RESPONSE: The Company routinely reports free cash flow per share to its investors within its release of quarterly results. We believe that, due to the nature of our operations, free cash flow per share is an important non-GAAP performance measurement that provides additional information on our core operations in comparison to GAAP earnings per share that we analyze and discuss with investors.

In response to Staff’s comment, and upon further consideration of ASR 142 and Item 10(e) of Regulation S-K, in future filings, the Company will not disclose free cash flow per share. Going forward, we intend to continue to report free cash flow, which we believe is an important liquidity measure for investors. We define free cash flow as cash provided (used) by operating activities less capital expenditures. On a prospective basis, we will no longer include the free cash flow provided (used) per fully-diluted share in either furnished or filed materials with the Commission.

Note 14 – Income Taxes, page 70

2.
We note that during the year ended March 31, 2014, you adopted a permanent reinvestment position for most your foreign subsidiaries. We further note from your December 31, 2014 Form 10-Q that you have released the deferred tax liabilities for taxes accrued on previously distributed foreign earnings that are no longer expected to be repatriated. Please tell us how you considered the disclosures required by FASB ASC 740-30-50-2.

RESPONSE: In response to the Staff’s comment, and upon further consideration of the requirements of FASB ASC 740-30-50-2, we intend to include the following disclosure in our Income Taxes footnote to our upcoming Annual Report on Form 10-K for the fiscal year ending March 31, 2015:

Since we have established a permanent reinvestment policy on foreign earnings, we have not established a deferred tax liability for the U.S. tax associated with potential repatriation of foreign earnings. At March 31, 2015, we had not provided for U.S. federal income taxes and foreign withholding taxes on $XX million of available earnings in our foreign subsidiaries that are expected to be indefinitely invested. Future tax law changes or changes in the needs of our foreign subsidiaries could cause us to reconsider our policy and repatriate such earnings to the U.S. in the form of dividends. Any such dividends would be limited to the actual cash or assets available at our foreign subsidiaries, which are also subject to foreign currency fluctuations. Upon repatriation, the U.S. tax liability would be reduced by any foreign taxes already paid. We estimate that the ultimate tax liability for the repatriation of our foreign earnings would be in the range of $XX to $XX million.

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In response to the Staff’s request, Thermon acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at 512-396-5801.

Very truly yours,

Jay Peterson
Chief Financial Officer

cc:    Rodney Bingham, President and Chief Executive Officer